UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-35259

CUSIP NUMBER
NOTIFICATION OF LATE FILING	02318N201

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: June 30, 2012
☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ambient Corporation
Full Name of Registrant

Former Name if Applicable

7 Wells Avenue
Address of Principal Executive Office (Street and Number)

Newton, MA 02459
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

In connection with the preparation of Form 10-Q for the quarter ended June 30, 2012, management of Ambient Corporation (the “Company”) concluded that certain previously filed financial statements of the Company did not properly account for embedded derivative features of certain stock warrants previously issued by the Company in connection with convertible debt financings occurring between 2003 and 2008. The Company had previously classified the value of these warrants to purchase common stock as equity. After further review, the Company determined that these instruments should have been classified as liabilities. Changes in the fair values of these warrants require adjustments to the amount of the liabilities recorded on the Company’s balance sheet, and the corresponding gain or loss is required to be recorded in the Company’s statement of operations. To correct the accounting classification errors noted above, the Company will amend and restate its Annual Report on Form 10-K for the year ended December 31, 2011 and its quarterly report on Form 10-Q for the quarter ended March 31, 2012. As a result, the Company is unable to provide complete financial results for the quarter ended June 30, 2012 until that restatement process is complete.

The Company is still assessing the impact of the adjustments and calculating warrant values in various accounting periods.  The adjustments for the accounting treatment of the warrants also impacts the accounting for the beneficial conversion features, debt discount and related amortization of the debt.  These are non-cash items and had no impact on the Company’s business operations or cash flows, and do not affect previously reported amounts of cash and cash equivalents, operating expenses, or operating income (loss).

The Company intends to file amendments to its Annual Report on Form 10-K for the year ended December 31, 2011 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, shortly before or simultaneously with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012. The Company is working diligently to complete such filings as soon as possible; however, given the scope of the process for the restatement of its financial results and financial statements and warrant value calculations, the Company is unable to complete and file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 by the required due date of August 14, 2012 without unreasonable effort and expense, nor does the Company expect to file such report within five calendar days thereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Mark L. Fidler	(617)	614-6781
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

The Company anticipates revenues of approximately $10.0 million and $23.2 million, respectively, for the three and six months ended June 30, 2012 as compared to approximately $15.9 million and $27.9 million, respectively, for the corresponding periods in 2011. The Company also anticipates a loss from operations of approximately $1.8 million and $2.2 million, respectively, for the three and six months ended June 30, 2012 as compared to income from operations of approximately $2.5 million and $3.5 million, respectively, for the corresponding periods in 2011.  The increase in loss from operations is mainly attributable to lower sales volumes and increased investment in sales and marketing and research and development. The Company is unable to reasonably estimate its net loss for the three and six months ended June 30, 2012 as it has not yet finalized the impacts of the restatement of certain previously issued financial statements as discussed above.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including forward-looking statements relating to the Company's financial results for the three and six months ended June 30, 2012. These statements are based on management's current expectations and involve a number of risks and uncertainties, including risks described in our filings with the Securities and Exchange Commission. The Company's actual results may differ materially from the Company's anticipated or expected results and the results in the forward-looking statements.

AMBIENT CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

August 15, 2012	By:	/s/ John J. Joyce
John J. Joyce
President, CEO

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).